Exhibit 6.2

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) and is the type that the registrant treats as private or confidential.

SECURED PROMISSORY NOTE for $50,000 December 27, 2013

FOR VALUE RECEIVED, Anthony J. Drockton, an individual (“Payor”), promises to pay to Shawn Thomas, an individual principal amount of Fifty Thousand Dollars ($50,000) together with interest thereon, as hereinafter provided. Principal and interest shall be payable in money of the United States of America lawful at such time for the payment of public and private debts.

Payment. The principal amount of this Note, together with any and all accrued and unpaid interest thereon, if any, shall be paid in a lump sum on February 1, 2014.

Interest. This Note shall bear interest and funding fees (points) of $5,000 total. Principal and interest will be paid in one lump sum on February 1, 2014.

Method of Payment. Payments of interest, fees and principal hereunder shall be made by certified check or wire transfer made to Shawn Thomas. Payments of principal, fees and interest shall be in lawful money of the United States of America.

Security. This Note is secured by a Security Agreement of even date herewith executed by Payor in favor of the herein named Holder and is given to secure the obligation described herein. The Security Agreement secures all of the stock holdings in Hammitt. Inc., a California corporation, of Payor.

Transferability. Neither this Note nor any interest herein is transferable except by operation of law. Any purported transfer of this Note or any interest therein shall be null and void.

Waivers. Payee hereby waives presentment, diligence, protest and demand, notice of protest, demand, dishonor and nonpayment of this Note, and all other notices of any kind in connection with the delivery acceptance, performance, default or enforcement of this Note.

Successors. The provisions hereof shall be binding upon the legal representatives, successors and assigns of Hammitt and shall inure to the benefit of Holder and its successors by operation of law.

Governing law. This Note shall be governed by and construed in accordance with the laws of the State of California without giving effect to the principles of conflicts of laws thereof.

IN WITNESS WHEREOF, Payor has executed this Note as of the day and year first above written and to be executed at Hermosa Beach, California.

ANTHONY J. DROCKTON

PROMISSORY NOTE SECURED BY

SECURITY AGREEMENT AND GUARANTY (THIS “NOTE”)

Principal Amount: $750,000	Los Angeles, California
Base Rate: 14% per annum

Dated: January 27, 2015

FOR VALUE RECEIVED, the receipt of which is hereby acknowledged, Hammitt, Inc., a California corporation (“Borrower”), hereby unconditionally and irrevocably promises to pay to the order of AKAshawnthomas, LLC, a Tennessee limited liability company, or its assigns, successors or heirs (“Lender”), in the manner and at the place hereinafter provided, the principal sum of Seven Hundred fifty Thousand Dollars ($750,000) (“Principal”), together with interest on the Principal at a rate of interest set forth in Section 3 below until such Principal amount is fully paid.

1.             Term. The term of this Note shall continue in full force and effect for a term ending September 27, 2015 (the “Maturity Date”); provided, however, that Borrower and Lender may mutually agree in writing, no later than thirty (30) days prior to the Maturity Date, to extend the Maturity Date or otherwise renegotiate the terms of this Note. The Principal and all accrued and unpaid interest shall be due and payable immediately on the first occurring of: (i) the Maturity Date; or (ii) in accordance with the remedies provision of Section 9 herein. The period of time beginning on the date hereof and ending on the Maturity Date shall be referred to herein as the “Term”.

2.             Use of Proceeds. All proceeds of the loan evidenced by this Note shall be used by Borrower solely for business purposes subject to Sections 7(c) – (k) hereunder.

3              Repayment. Borrower agrees to pay sums under this Note to Lender in installments as follows:

(a)           On the date hereof in the sum of Seven Thousand Five Hundred Dollars ($7,500) representing the origination fee;

(b)          Unless otherwise accelerated or prepaid under this Note, Borrower shall pay to Lender consecutive monthly installments of interest equal to the Monthly Payment Amount, commencing on March 1, 2015 and on the first (1st) day of each month thereafter through the Maturity Date. The Monthly Payment Amount shall be (i) Three Thousand One Hundred Sixty-Four Dollars ($3,164) on March 1, 2015, and (ii) Eight Thousand Seven Hundred Fifty Dollars ($8,750) per month for each month thereafter.

(c)           All payments of principal and interest in respect of this Note shall be made in lawful money of the United States of America in same day funds, wired to Lender as set forth in this Note, or at such other place as Lender may direct. Each payment made hereunder shall be credited (i) first to the indemnity amounts payable under Section 9 of this Note, (ii) second, to interest, and (iii) thereafter to Principal. The wiring instructions for all payments of principal and interest due to Lender are as follows.

Bank:	[_________]
Routing #:	[_________]
Further credit to:	[_________]
Account #:	[_________]
FBO:	[_________]
Acct:	[_________]
Bank Contact:	[_________]